UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OvaScience, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

69014Q 101

(CUSIP Number)

Chris McCain

General Catalyst Partners

20 University Road, 4th Floor, Cambridge, MA 02138

(617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69014Q 101	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Group V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69014Q 101	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GC Entrepreneurs Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69014Q 101	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69014Q 101	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Catalyst GP V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 69014Q 101	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Joel E. Cutler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69014Q 101	13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David P. Fialkow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69014Q 101	13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David J. Orfao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,090,908 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,090,908 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,908 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69014Q 101	13D	Page 9 of 15 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 1 to the joint statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the joint statement on Schedule 13D filed on February 11th, 2013 (the “Original 13D,” and, together with Amendment No. 1, the “Schedule 13D”), by the Reporting Persons, and relates to the common stock, par value $.001 per share (the “Common Stock”) of OvaScience, Inc. (the “Issuer”) having its principal executive office at 215 First Street, Suite 240, Cambridge, MA 02142.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D. All capitalized terms contained herein but not defined shall have the meanings ascribed to such terms in the Original 13D.

Item 2.	Identity and Background.

This Amendment No. 1 to the joint statement on Schedule 13D is being filed by General Catalyst Group V, L.P., a Delaware limited partnership (“GC V”), GC Entrepreneurs Fund V, L.P., a Delaware limited partnership (“E Fund V”, and together with GC V, the “GC Funds”), General Catalyst Partners V, L.P., a Delaware limited partnership (“GC GPLP”), General Catalyst GP V, LLC, a Delaware limited liability company (“GC GPLLC”) and the Managers (as defined below), who are collectively referred to herein as the “Reporting Persons.” GC GPLP is the sole general partner of the GC Funds. GC GPLLC is the sole general partner of GC GPLP. Joel E. Cutler, David P. Fialkow and David J. Orfao (collectively, the “Managers”) are Managing Directors of GC GPLLC. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Amendment No. 1 as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act. GC V and E Fund V have generally agreed to sell securities at the same time and each may be deemed to own beneficially the GC Shares (as defined in Item 5) held by the other. As a result of certain agreements described in the Original 13D, the Reporting Persons may be deemed to members of a group that includes entities affiliated with Longwood Fund and Bessemer Venture Partners. To the Reporting Persons’ knowledge, each of Bessemer Venture Partners and its affiliates and Longwood Fund and its affiliates are filing separate amendments to Schedules 13Ds on or around the date hereof.

Item 4.	Purpose of Transaction.

This Amendment No. 1 amends Item 4 of the Original 13D by adding the following thereto:

On March 12, 2013, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with selected persons (the “Investors”), pursuant to which the Issuer agreed to sell to the Investors in a private placement (the “Private Placement”) shares of the Issuer’s Common Stock. The Private Placement closed on March 19, 2013. In connection with the Private Placement, one or more parties to the Voting Agreement described in the Original 13D, or their affilitates, acquired a total of 419,444 additional shares of Common Stock. The Reporting Persons did not acquire any additional shares of Common Stock or other securities of the Issuer in connection with the Private Placement, but continue to reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons are not parties to the Purchase Agreement or related agreements.

Except as set forth above or in the Original 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 69014Q 101	13D	Page 10 of 15 Pages

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 1 amends and restates Item 5 of the Original 13D in its entirety as set forth below:

(a)	GC V is the record owner of 1,068,602 shares of Common Stock of the Issuer and E Fund V is the record owner of 22,306 shares of Common Stock of the Issuer (collectively, the “GC Shares”). As the sole general partner of the GC Funds, GC GPLP may be deemed to own beneficially the GC Shares. As the sole general partner of GC GPLP, GC GPLLC may be deemed to own beneficially the GC Shares. As Managing Directors of GC GPLLC, each of the Managers may be deemed to own beneficially the GC Shares.

Each Reporting Person disclaims beneficial ownership of the GC Shares except for the shares, if any, such Reporting Person holds of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 18,175,731 shares of Common Stock, which is the number of outstanding shares based on available information.

The Common Stock ownership reported for the Reporting Persons on this Schedule 13D does not include any Common Stock owned by the other parties to the Voting Agreement described in the Original 13D, and each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned by the other parties to such Voting Agreement, including for the avoidance of doubt beneficial ownership of any Common Stock acquired pursuant to the Private Placement.

The aggregate number of shares of Common Stock beneficially owned collectively by the parties to such Voting Agreement, including the Reporting Persons, based on available information, is 10,048,453, which represents approximately 55.3% of the outstanding Common Stock.

CUSIP No. 69014Q 101	13D	Page 11 of 15 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 1 amends Item 6 of the Original 13D by adding the following thereto:

Additional Information

As a result of the Voting Agreement and the Investors’ Rights Agreement described in the Original 13D, the Reporting Persons and certain other holders of the Issuer’s Common Stock may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.

The Reporting Persons take no responsibility for any filings made by such other holders of the Issuer’s Common Stock or the completeness or accuracy of any information contained therein.

Other than as described in this Amendment No. 1, the Original 13D or in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 14, 2013, concerning the Private Placement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1         Agreement regarding joint filing Schedule 13D

CUSIP No. 69014Q 101	13D	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 21st day of March, 2013.

GENERAL CATALYST GROUP V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P.
its General Partner

	By:	GENERAL CATALYST GP V, LLC
its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

GC ENTREPRENEURS FUND V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P.
its General Partner

	By:	GENERAL CATALYST GP V, LLC
its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

GENERAL CATALYST PARTNERS V, L.P.

By:	GENERAL CATALYST GP V, LLC
its General Partner

	By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

CUSIP No. 69014Q 101	13D	Page 13 of 15 Pages

GENERAL CATALYST GP V, LLC

By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

By:	/s/ Joel E. Cutler
Joel E. Cutler

By:	/s/ David P. Fialkow
David P. Fialkow

By:	/s/ David J. Orfao
David J. Orfao

CUSIP No. 69014Q 101	13D	Page 14 of 15 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of OvaScience, Inc.

EXECUTED this 21st day of March, 2013.

GENERAL CATALYST GROUP V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P.
its General Partner

	By:	GENERAL CATALYST GP V, LLC
its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

GC ENTREPRENEURS FUND V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P.
its General Partner

	By:	GENERAL CATALYST GP V, LLC
its General Partner

		By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

GENERAL CATALYST PARTNERS V, L.P.

By:	GENERAL CATALYST GP V, LLC
its General Partner

	By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

CUSIP No. 69014Q 101	13D	Page 15 of 15 Pages

GENERAL CATALYST GP V, LLC

By:	/s/ William J. Fitzgerald
William J. Fitzgerald
Member, COO and CFO

By:	/s/ Joel E. Cutler
Joel E. Cutler

By:	/s/ David P. Fialkow
David P. Fialkow

By:	/s/ David J. Orfao
David J. Orfao